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                                                                    EXHIBIT 99.1

                                                             [PAN AMERICAN LOGO]

                                 NEWS RELEASE

November 8, 2002


            PAN AMERICAN ACQUIRES PERUVIAN SILVER ASSETS FROM VOLCAN

Vancouver, British Columbia ...(all currency amounts in US dollars)... Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) announces that it has entered into two agreements with Volcan Compania Minera, a major Peruvian mining company regarding two large silver-bearing stockpiles located adjacent to Volcan's Cerro de Pasco operation in central Peru, about 36 km from Pan American's Huaron mine.

The first agreement grants Pan American the right to acquire a 60 percent interest in the stockpiles by spending $2 million on the project over a three-year period. In the twelve months following this period, Pan American can increase its interest to 100 percent by paying Volcan $3 million and granting Volcan a seven percent royalty on commercial production from the stockpiles. The first phase of Pan American's work will be a detailed definition drilling program to confirm historic resources estimated by Volcan to be 26 million tonnes of stockpiles grading 227 g/t silver (a contained silver resource of more than 180 million ounces). The second phase will comprise detailed metallurgical studies and economic evaluation designed to determine the economics of commercial extraction. Historic studies indicate that a silver price in excess of $6.50 would be required to profitably recover the contained silver. Pan American's work will investigate this in detail and seek to improve project economics.

The second agreement grants Pan American the right to mine and sell 600,000 tonnes of the richest silver stockpiles to a nearby smelter, which will use them as flux in its smelting operation. A ten-year contract has been negotiated with the smelter and stockpile sales are expected to average approximately 46,000 tonnes per year resulting in annual silver production of approximately 500,000 ounces at an estimated total production cost of less than $2 per ounce. The purchase price will be $4.0 million, payable in Pan American common shares valued at current prices, plus a one-third production bonus to Volcan after Pan American has recovered its acquisition costs, operating costs, deemed taxes and interest on the acquisition cost.

Ross Beaty, Pan American's Chairman and CEO, said, "This set of agreements will give Pan American an excellent return from increased very low cost silver production over an estimated ten-year period. In addition, Pan American will hold a low-cost right to acquire what is probably the largest aboveground stockpile of silver-bearing mineralized material in the world, and time to conduct a thorough evaluation of the potential for commercial production from this material. These deals satisfy both of our corporate objectives: they will increase our immediate low-cost silver production, and they will give our shareholders great leverage to the silver price by materially increasing our silver resource holdings that can be produced from if silver prices increase in the future."

                                     - End -

Ross J. Beaty, Chairman and C.E.O. or Anthony Hawkshaw, C.F.O.

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

               1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6.
                       TEL 604.684.1175 FAX 604.684.0147
                            www.panamericansilver.com